Bionomics Limited

20 June 2007

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC MAIL PROCESSING
RECEIVED
JUN 26 2007
WASH. D.C. 185 SECTION

07024816

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
JUL 03 2007
THOMSON
FINANCIAL

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited
ABN 53 075 582 740

ASX ANNOUNCEMENT
20 June 2007

BIONOMICS RAISES $10 MILLION IN PRIVATE PLACEMENT

Bionomics Limited (ASX:BNO) today announced the successful placement of 28.6 million new ordinary shares at 35 cents, raising A$10 million, positioning the Company for further significant growth.

The private placement to institutional and sophisticated investors in Australia and Europe was well supported. Cornerstone investors in the placement included two specialist biotech funds.

Dr Deborah Rathjen, CEO and Managing Director, stated that, "The placement funds will allow Bionomics to continue to deliver on its milestones for its anti-cancer drug BNC105, which is poised to enter clinical trials later this year, and to undertake IND enabling studies on its anxiety drug candidate, BNC210."

"Together with the continued further development of BNC105, advancing BNC210 into clinical development would put Bionomics in the very strong position of having two highly differentiated products in development which address large and highly attractive markets," Dr Rathjen added.

Bionomics' Chairman Dr Peter Jonson commented that, "We continue to make solid progress in the strategic refocusing of Bionomics as a drug development company as announced in February 2005. The Company's recent progress combined with the strong support investors have shown in this capital raise has positioned Bionomics well to achieve the strategic objectives outlined by the Board."

The private placement was managed by Intersuisse Corporate Pty Ltd, working with LINWAR Securities Pty Ltd.

Further information required by Listing Rule 3.10.3 in relation to the placement accompanies this announcement.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dr Deborah Rathjen
CEO & Managing Director
Bionomics Limited
Phone: + 61 8 8354 6101

Mr Jonathan Buckley
Managing Director
Intersuisse Corporate
Phone: +61 3 9629 8288

Mr John Bowie Wilson
Chairman
LINWAR Securities Pty Ltd
Phone: +61 2 9025 5877

About Bionomics Limited

Bionomics (ASX: BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, BNC105 for the treatment of cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow within tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system. Bionomics was recently ranked in the top 10 in the Deloitte's Technology Fast 50 Australian technology companies.

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

LISTING RULE 3.10.3 INFORMATION

In accordance with Listing Rule 3.10.3, Bionomics provides the following details of the placement shares:

Class of Securities	FULLY PAID ORDINARY SHARES
Number to be issued	28,571,429 Shares
Principal terms of securities	The shares will carry standard rights applicable to ordinary shares in the Company and will, from the date of issue, rank equally with fully paid ordinary shares currently on issue.
Issue Price	$0.35 per share
Purpose of Issue	To fund Bionomics' drug development programs, in particular the pre-IND studies of BNC210
Shareholder Approval	The Company will not seek shareholder approval prior to the issue of the placement shares, as approval of this number of shares is not required by the Listing Rules. The Company intends to subsequently seek approval of this number of shares at its Annual General Meeting pursuant to Listing Rule 7.4 (subsequent approval of an issue of securities).
Issue to Class	The issue is not being made to a class of security holders.

END